BATCHER, ZARCONE & BAKER, LLP
                                ATTORNEYS AT LAW


     SOUTH BAY OFFICE                                         KAREN A. BATCHER
4190 BONITA ROAD, SUITE 205                                 kbatcher@bzblaw.com
  BONITA, CALIFORNIA 91902                                       ------------
 TELEPHONE: 619.475.7882                                   ADDITIONAL SAN DIEGO
 FACSIMILE: 619.789.6262                                         OFFICES

                                  May 17, 2006

Mr. Albert Yarashus Securities & Exchange Comm.
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549

Re: Cantop Ventures, Inc.
    Registration Statement on Form SB-2
    File No. 333-128697
    Amendment No.3

Dear Mr. Yarashus:

On behalf of Cantop Ventures, Inc. (the "Company"), we have today filed via the EDGAR system, Amendment No. 2 (the "Second Amendment"') to the above-captioned Registration Statement in response to the comments in your letter dated April 13, 2006. The responses below are in direct correlation to your numbered comments.

GENERAL

1. As directed, we have included in the sections entitled Summary, Risk Factors and Plan of Operations a paragraph stating that the Company must renew their claim annually, the cost of renewing the claim and any adverse effects that the Company may incur from failure to renew by the Expiry Date.

RISK FACTORS, PAGE 5

2. As directed, we have added a statement disclosing that the claim is held in trust as well as the risks involved with holding the claim in this manner. We have previously attached a letter signed by Mr. Sostad stating that the claim is held by him in trust for the Company.

PLAN OF OPERATIONS, PAGE 23

3. As directed, we have revised the statements to show that we have actually commenced phase one of the exploration program.


                                 MAILING ADDRESS
              4252 BONITA ROAD, #151 * BONITA , CALIFORNIA * 91902

Mr. Albert Yarashus
May 16, 2006
Page 2



FINANCIAL STATEMENTS, PAGE F-1

4. As directed, we have included interim statements for the Company's most recent fiscal quarter ending April 30, 2006.

BALANCE SHEETS AT OCTOBER 31, 2005, PAGE F-15

5. The balance sheets have been revised to reflect the most current fiscal quarter. As directed, we have also made sure that the July 31, 2005 column includes the $($3,500) from the line item common stock subscriptions unpaid.

UNDERTAKINGS, PAGE II-5

6. As directed, we have included the revised form of undertakings.

EXHIBIT 23.3

7. In response to this comment, we have included as an exhibit a revised consent letter from the Company's Independent Registered Public Accounting Firm.

Should the staff have any questions or comments or desire any additional information, please telephone the undersigned at 619) 475-7882.
Sincerely,

                                        Regards,

                                        BATCHER ZARCONE & BAKER, LLP


                                        /s/ Karen A. Batcher, Esq.